UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Registrant)
Date: November 15, 2010
	By:	/s/ Elena Shmatova
	Name:	Elena Shmatova
	Title:	General Director

Open Joint Stock Company “Vimpel-Communications”

10 Ulitsa 8 Marta, Building 14

Moscow 127083, Russian Federation

NOTICE OF THE 2010 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

December 7, 2010

10:00 a.m. (Moscow time)

The meeting will be held at the following address:

4 Krasnoproletarskaya Ulitsa, Moscow 127006, Russian Federation

Open Joint Stock Company “Vimpel-Communications”, 10 Ulitsa 8 Marta, Building 14, Moscow 127083, Russian Federation

To the Shareholders

of Open Joint Stock Company

“Vimpel-Communications”

NOTICE ON THE CONVOCATION

OF THE 2010 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

November 15, 2010

Dear Shareholder:

Pursuant to a Unanimous Written Consent of the Board of Directors (the “Board”) of Open Joint Stock Company “Vimpel-Communications”, registered at 10, Ulitsa 8 Marta, Building 14, Moscow 127083, Russia (“VimpelCom” or the “Company”), dated November 12, 2010, a decision was made to hold an Extraordinary General Meeting of Shareholders of VimpelCom (“EGM”) on December 7, 2010, at 10:00 a.m. (Moscow time) at the following address: 4 Krasnoproletarskaya Ulitsa, Moscow 127006, Russian Federation. The EGM shall be held in the form of a meeting. The registration start time is 9:00 a.m. (Moscow time), at the same address. Shareholders may report breaches of the registration procedure to the General Director of the Company. Shareholders of record as of the close of the Company registrar’s business (Moscow time) on November 15, 2010 (the “Shareholders”) shall be eligible to participate in and vote at the EGM.

The Agenda of the Meeting is as follows:

1.	Allocation of profits and losses resulting from operations during the nine months ended September 30, 2010, including adoption of the decision on payment of dividends to holders of common registered shares, and payment of dividends to holders of preferred registered shares of type “A” based on the results of the nine months ended September 30, 2010.

2.	Early termination of powers of the Audit Committee members, determining the number of Audit Committee members, and the election of the Audit Committee.

In preparation for the EGM, the following materials are being sent to our Shareholders along with this Notice (which includes information regarding the issues on the Agenda): (i) information on candidate to be elected to the Audit Committee (Attachment 1).

In addition, the following materials shall be made available to Shareholders at 4 Krasnoproletarskaya Ulitsa, Moscow 127006, Russian Federation (tel. +7 (495) 725-07-00), or at the office of the General Director of the Company, at 10 Ulitsa 8 Marta, Building 14, Moscow, 127083, Russian Federation Monday through Friday, from 9:30 to 18:00 (Moscow time) from November 15, 2010 through December 6, 2010, or at the EGM:

1.	Recommendations of the Company’s Board on payment of dividends to holders of common registered shares and payment of dividends to holders of preferred registered shares of type “A” as well as on the amount of dividends and the procedure of payment of dividends based on the results of the nine months ended September 30, 2010;

2.	VimpelCom’s unconsolidated accounting statements for the nine months ended September 30, 2010, including Profit and Loss Statement (prepared in accordance with Russian statutory accounting principles).

3.	Written consent of the candidate nominated to the Company’s Audit Committee.

Set forth below is a description of the issue on which shareholder approval is sought. The Board has recommended that the Shareholders vote in favor of all items on the Agenda.

* * * * * * * * * *

ITEM 1. ALLOCATION OF PROFITS AND LOSSES RESULTING FROM OPERATIONS DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2010, INCLUDING ADOPTION OF THE DECISION ON PAYMENT OF DIVIDENDS TO HOLDERS OF COMMON REGISTERED SHARES, AND PAYMENT OF DIVIDENDS TO HOLDERS OF PREFERRED REGISTERED SHARES OF TYPE “A” BASED ON THE RESULTS OF THE NINE MONTHS ENDED SEPTEMBER 30, 2010

Text of the Proposed Decision: “To pay in cash dividends to holders of common registered shares based on operating results for the nine months ended September 30, 2010 in the amount of 394.00 rubles per common share (for a total of 20,204,722,668.00 rubles for all common registered shares in the aggregate) within 60 days from the date this decision is approved; and to pay in cash dividends to holders of preferred registered shares of type “A” based on operating results for the nine months ended September 30, 2010 in the amount of 0.075 kopeck per preferred share within 60 days from the date of the adoption of this decision; and to invest the remaining profits resulting from operating results for the nine months ended September 30, 2010 (after payment of dividends) into the business.”

Explanatory Information:

•

Russian legislation provides that shareholders may adopt a decision (declaration) on payment of dividends based on results for the first nine months of a Company’s financial year, including on the amount and form of payment of dividends for each category (type) of shares. The decision to pay dividends based on nine months of a financial year can be adopted within three months from the last date of the relevant period. The amount of due dividends approved by shareholders may not exceed that recommended by the Board.

•

The total amount recommended by the Board to be paid to Shareholders as dividends for all outstanding common registered shares is 20,204,722,668.00 Rubles (approximately US$631.4 million based on the exchange rate 32 Rubles for US$1) (Unanimous Written Consent of the Board dated November 12, 2010).

•

VimpelCom’s Board has recommended that the Shareholders adopt a decision to pay dividends on common registered shares based on operating results for the nine months ended September 30, 2010 in the amount of 394.00 Rubles per common share to be paid in cash (Unanimous Written Consent of the Board dated November 12, 2010).

•

VimpelCom’s Board has recommended that the Shareholders adopt a decision to pay dividends on preferred registered shares of type “A” based on operating results for the nine months ended September 30, 2010 in the amount of 0.075 kopeck per preferred share to be paid in cash (Unanimous Written Consent of the Board dated November 12, 2010).

•

According to the recommendation of the Board, the declared dividends shall be paid within 60 days from the date of the adoption by the EGM of a decision to approve the payment of dividends. Shareholders of record as of the close of the Company’s registrar’s business (Moscow time) on November 15, 2010 (the record date for the EGM) shall be eligible to receive the declared dividends.

•

The Board recommends that Shareholders approve a decision to invest the remaining profits from operating results for the nine months ended September 30, 2010 (after payment of dividends) into the Company’s business.

Shareholder Approval Required: This Item 1 requires the approval of Shareholders owning more than 50% of the voting shares represented at the EGM.

ITEM 2. EARLY TERMINATION OF POWERS OF THE AUDIT COMMITTEE MEMBERS, DETERMINING THE NUMBER OF AUDIT COMMITTEE MEMBERS, AND THE ELECTION OF THE AUDIT COMMITTEE

Text of the Proposed Decision:

“(1) To approve the early termination of powers of the existing members of the Audit Committee as of December 7, 2010.

(2) To determine that the Audit Committee shall consist of one member (Company’s Auditor).

(3) To elect Marina V. Muravyova to act as the Company’s Auditor from December 8, 2010.”

Explanatory Information:

•

The General Meeting of Shareholders of June 30, 2010 elected the Audit Committee consisting of Alexander Gersh, Halvor Bru and Nigel Robinson. In August of 2010, VimpelCom Ltd. completed the buyout of 100% of the Company’s shares. In October of 2010, 100% of shares minus one share were transferred to VimpelCom Holdings B.V.

•

In September of 2010, an Amended Charter of the Company was approved, under which the Company’s General Meeting of Shareholders determines the number of Audit Committee members. The Audit Committee may consist of one person (Auditor).

•

Pursuant to Russian legislation and the Company’s Charter the following candidate was nominated to be elected as the Company’s Auditor: Marina V. Muravyova. The above candidate has consented, in writing, to her nomination to the position of the Company’s Auditor. Information about the candidate for election to the position of Auditor is attached to this Notice (Attachment 1).

Shareholder Approval Required: This Item 2 requires the approval of Shareholders owning more than 50% of the voting shares represented at the EGM. The Company’s General Director and members of the Board of Directors who are Shareholders of the Company are not eligible to vote on this issue.

* * * * * * * * * *

As noted above, the Board recommends that the Shareholders vote in favor of each item on the Agenda.

Notice of the results of the Meeting shall be sent to Shareholders in accordance with the Company’s Charter and Russian law.

This Notice is being sent by order of the Board.

Elena A. Shmatova	Alexander V. Izosimov

General Director	Chairman of the Board

Attachment 1 to the Notice

INFORMATION ABOUT THE CANDIDATE TO THE AUDIT COMMITTEE

OF OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

Marina V. Muravyova has been a Director of Internal Audit and Risk Management of OJSC VimpelCom since 2002. She is responsible for managing internal audit function in Russia and CIS. From 2001 to 2002 Ms. Muravyova headed Investment Department of OJSC VimpelCom. Prior to joining VimpelCom she served as Financial Manager and Treasury Manager of Sprint, Global One Group of companies from 1993 to 2001. Ms. Muravyova graduated from the Faculty of marketing and management in mechanical engineering of the Moscow State Aviation Institute. She is a certified internal auditor (CIA) since 2004, a member of the American Institute of Certified Public Accountants (AICPA) and holds a master’s degree in management.

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